Exhibit 99.1

OneConnect Announces First Quarter 2021 Unaudited Financial Results

Revenue Growth of 41.1% and Net Margin Improvement of 34.2ppt YoY

SHENZHEN, May 12, 2021 /BUSINESS WIRE/ – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Revenue increased 41.1% year over year to RMB820 million from RMB581 million.

•	Gross margin was 34.0%, as compared to 34.8%; non-IFRS gross margin[1] was 43.5%, as compared to 46.0%.

•	Operating loss was RMB346 million, as compared to RMB445 million for the same period in the prior year.

•	Net loss attributable to shareholders was RMB305 million, versus RMB415 million for the same period in the prior year.

•	Net loss per ADS, basic and diluted, was RMB0.83, versus RMB1.20.

In RMB’000, except percentages and per ADS amounts	Three Months Ended March 31		YoY
	2021	2020
Revenue
Revenue from Ping An Group	435,851	227,508	91.6%
Revenue from Lufax	75,105	83,399	-9.9%
Revenue from third-party customers[2]	308,809	269,891	14.4%
Total	819,765	580,799	41.1%
Gross profit	278,555	201,843	38.0%
Gross margin	34.0%	34.8%
Non-IFRS gross margin[1]	43.5%	46.0%
Operating loss	-346,130	-445,454
Operating margin	-42.2%	-76.7%
Net loss to shareholders	-304,732	-414,727
Net loss per ADS, basic and diluted	-0.83	-1.20

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to customers with revenue contribution of less than 5% of total. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

CEO and CFO Comments

“We are pleased to have had a solid quarter to start the year 2021,” said Ye Wangchun, chairman and CEO of OneConnect. “We built on the momentum from the rollout of the cloud services platform last year, more than offsetting the gap from the exit of low-value products and achieving 41.1% revenue growth year over year. This period of consolidation is critical to aligning our resources and positioning the company to better support the digital transformation of financial institutions.”

“Optimising the portfolio of solutions remains a top priority this year. The sequential trend provides an indication of the progress made,” commented CFO Luo Yongtao. “Both gross margin and revenue contribution from third-party customers demonstrated a rebound quarter on quarter. Net loss also further narrowed, both year over year and quarter over quarter.”

Operational Highlights

•	Retail loans processed amounted to RMB14.1 billion, as compared to RMB12.7 billion for the same period in the prior year.

•	SME loans processed amounted to RMB7.1 billion, as compared to RMB5.7 billion for the same period in the prior year.

•	Number of fast claims checks amounted to 1.56 million, as compared to 995 thousand for the same period in the prior year.

Revenue Breakdown

In RMB’000, except percentages	Three Months Ended March 31		YoY
	2021	2020
Implementation revenue	168,567	139,382	20.9%
Transaction-based and support revenue
Business origination services	118,499	180,577	-34.4%
Risk management services	99,290	82,077	21.0%
Operation support services	212,237	164,433	29.1%
Cloud services platform	180,512	-	NA
Post-implementation support services	13,236	4,723	180.2%
Others	27,424	9,607	185.5%
Total	651,198	441,417	47.5%
Total	819,765	580,799	41.1%

Revenue for the first quarter of 2021 rose year over year by 41.1% to RMB820 million from RMB581 million. Of note, the cloud services platform was the biggest driver for the increase. Launched last year, it now makes up 22% of total revenue. Another major contributor was operation support services, where revenue rose 29.1% year over year to RMB212 million from RMB164 million, reflecting the growth of solutions such as roadside assistance for auto insurance and AI customer service. Business origination services, however, posted a drop in revenue, to RMB118 million from RMB181 million, due to product phase-out.

Retail loan volume processed by the Company’s systems during the quarter increased to RMB14.1 billion from RMB12.7 billion. SME loans processed was RMB7.1 billion, compared with RMB5.7 billion. Total fast claims checks carried out during the quarter amounted to 1.56 million, compared with 995 thousand in the prior year.

First Quarter 2021 Financial Results

Revenue

Revenue increased by 41.1% to RMB820 million from RMB581 million in the prior year, primarily driven by the cloud services platform and operation supporting services.

Cost of Revenue

Cost of revenue was RMB541 million, compared with RMB379 million in the prior year, led by an increase in expenses related to the launch of the cloud services platform.

Gross Profit

Gross profit increased by 38.0% to RMB279 million from RMB202 million in the prior year. Gross margin fell to 34.0% from 34.8%, following changes in the mix of solutions. Non-IFRS gross margin decreased to 43.5% from 46.0% for the same reason. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses amounted to RMB636 million, compared with RMB609 million in the prior year. As a percentage of revenue, total operating expenses decreased to 77.6% from 104.8%.

•	Research and Development expenses totaled RMB281 million, compared with RMB240 million in the prior year, reflecting more spending to support the development of new solutions such as cloud. As a percentage of revenue, R&D expenses decreased to 34.3% from 41.3% in the prior year.

•	Selling and Marketing expenses totaled RMB167 million, compared with RMB156 million in the prior year, primarily due to a step-up in marketing and advertising. As a percentage of revenue, selling and marketing expenses was 20.4%, compared with 26.8% for the prior year.

•	General and Administrative expenses amounted to RMB180 million, compared with RMB193 million in the prior year, primarily due to lower employee benefit expenses. As a percentage of revenue, general and administrative expenses was 22.0%, versus 33.2%.

Loss from operations for the first quarter of 2021 decreased to RMB346 million from RMB445 million. Operating loss margin was 42.2%, compared with 76.7% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders amounted to RMB305 million, compared with RMB415 million in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB0.83, versus RMB1.20 for the prior year period.

For the quarter ended March 31, 2021, the Company’s weighted average number of shares used in calculating per share net loss was 1,104,667,130. Number of outstanding shares as of March 31, 2021 was 1,169,980,661.

Cash Flow

As of March 31, 2021, the Company had cash and cash equivalents of RMB2,361 million and financial assets at fair value through profit or loss of RMB1,619 million. For the quarter ended March 31, 2021, net cash used in operating activities was RMB461 million. Net cash generated from in investing activities was RMB1,028 million, as the scale of onshore borrowing using offshore pledges reduced and as a result restricted cash balance decreased. Net cash used in financing activities was RMB1,265 million.

Conference Call Information

Date/Time	Tuesday, May 11, 2021 at 9:00 p.m., U.S. Eastern Time

Wednesday, May 12, 2021 at 9:00 a.m., Beijing Time

Online registration	http://www.directeventreg.com/registration/event/8957945

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses – from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Amy Ding

dingjingmin787@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2021	2020
	RMB'000	RMB'000
Revenue	819,765	580,799
Cost of revenue	-541,210	-378,956
Gross profit	278,555	201,843

Research and development expenses	-281,299	-239,602
Selling and marketing expenses	-167,054	-155,615
General and administrative expenses	-180,457	-192,959
Net impairment losses on financial and contract assets	-7,104	-20,722
Other income, gains or loss-net	11,229	-38,399
Operating loss	-346,130	-445,454

Finance income	18,157	27,607
Finance costs	-26,235	-45,058
Finance costs – net	-8,078	-17,451
Share of losses of associate and joint venture	4,547	-3,639
Loss before income tax	-349,661	-466,544

Income tax benefit/(expense)	26,871	33,456

Loss for the period	-322,790	-433,088

Loss attributable to:
- Owners of the Company	-304,732	-414,727
- Non-controlling interests	-18,058	-18,361

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	50,099	118,560
- Changes in the fair value of debt instruments at fair value through other comprehensive income	1	102
Total comprehensive loss for the period	-272,690	-314,426

Total comprehensive loss attributable to:
- Owners of the Company	-254,632	-296,065
- Non-controlling interests	-18,058	-18,361

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
- Basic and diluted	-0.83	-1.20

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31	December 31
	2021	2020
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	190,627	224,284
Intangible assets	872,352	917,063
Deferred tax assets	591,384	564,562
Financial assets measured at amortized cost from banking operations	53,033	25,283
Investments accounted for using the equity method	180,280	175,733
Financial assets at fair value through other comprehensive income	21,903	21,828
Contract assets	7,698	16,788
Total non-current assets	1,917,277	1,945,541

Current assets
Trade receivables	911,855	838,690
Contract assets	299,281	257,830
Prepayments and other receivables	483,996	443,328
Financial assets measured at amortized cost from banking operations	453,274	576,305
Financial assets at fair value through profit or loss	1,619,437	1,487,871
Restricted cash	1,109,210	2,280,499
Cash and cash equivalents	2,360,880	3,055,194
Total current assets	7,237,933	8,939,717
Total assets	9,155,210	10,885,258

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	-84,478	-87,714
Other reserves	10,697,787	10,639,931
Accumulated losses	-5,661,658	-5,356,926
Equity attributable to equity owners of the Company	4,951,729	5,195,369

Non-controlling interests	71,856	89,914

Total equity	5,023,585	5,285,283

LIABILITIES
Non-current liabilities
Trade and other payables	297,199	395,514
Contract liabilities	14,854	17,683
Deferred tax liabilities	16,776	20,080
Total non-current liabilities	328,829	433,277

Current liabilities
Trade and other payables	1,592,530	1,547,781
Payroll and welfare payables	415,230	625,330
Contract liabilities	141,492	138,547
Short-term borrowings	1,058,313	2,283,307
Customer deposits	427,906	405,853
Derivative financial liabilities	167,325	165,880
Total current liabilities	3,802,796	5,166,698
Total liabilities	4,131,625	5,599,975

Total equity and liabilities	9,155,210	10,885,258

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2021	2020
	RMB'000	RMB'000
Net cash generated from / (used in) operating activities	-460,783	-588,521
Net cash generated from / (used in) investing activities	1,028,447	1,711,477
Net cash generated from / (used in) financing activities	-1,264,659	-666,585
Net increase /(decrease) in cash and cash equivalents	-696,995	456,371
Cash and cash equivalents at the beginning of the period	3,055,194	1,077,875
Effects of exchange rate changes on cash and cash equivalents	2,681	28,547
Cash and cash equivalents at the end of period	2,360,880	1,562,793

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended March 31
	2021	2020
	RMB'000	RMB'000
Gross profit	278,555	201,843
Gross margin	34.0%	34.8%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	76,746	63,605
Depreciation of property and equipment recognized in cost of revenue	600	767
Share-based compensation expenses recognized in cost of revenue	921	709
Non-IFRS Gross profit	356,822	266,924
Non-IFRS Gross margin	43.5%	46.0%

Source: OneConnect Financial Technology Co., Ltd.